Exhibit 1.01

Revolution Lighting Technologies, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2017 to December 31, 2017

This Conflict Minerals Report (the “Report”) of Revolution Lighting Technologies, Inc. and its wholly-owned subsidiaries (referred to in this Report as the “Company,” “Revolution,” “we,” “us,” or “our”) for the reporting period from January 1, 2017 to December 31, 2017 (the “Reporting Period”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to specified minerals in the Rule as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on registrants who file reports with the SEC under Sections 13(a) or 15(d) of the Exchange Act whose manufactured products contain minerals specified in the Rule that are necessary to the functionality or production of their products. The specified minerals, which are collectively referred to in this Report as the “Conflict Minerals,” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten unless the Secretary of State determines that additional derivatives are financing conflict in one of the covered countries described below. These requirements apply to registrants regardless of the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country, specifically, Angola, Burundi, Central African Republic, the Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (collectively, together with the DRC, the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the reasonable country of origin inquiry completed.

If a registrant knows that any of the Conflict Minerals in its supply chain originated in the Covered Countries or has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the Covered Countries, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody.

1.    Company Overview

1.1    Description of the Products Covered by this Report

We are a leader in the designing, manufacturing, marketing, and selling of light-emitting diode (“LED”) lighting solutions focusing on the industrial, commercial and government markets in the United States, Canada, and internationally. Through advanced LED technologies, we have created an innovative lighting company that offers a comprehensive advanced product platform of high-quality interior and exterior LED lamps and fixtures, including signage and state of the art lighting control systems. We are uniquely positioned to act as an expert partner, offering full-service lighting solutions through our operating divisions, including Energy Source, Multi-Family and Tri-State LED, to transform lighting into a source of superior energy savings, quality light and well-being. We generate revenue by selling lighting products for use in the commercial, industrial and government markets, which include vertical markets such as military, municipal, commercial, industrial, warehouse, education, hospitality, retail, healthcare, multi-family and signage-media-accent markets. We market and distribute our products globally through networks of electrical distributors and supply companies, electrical contractors, energy service companies (“ESCOs”), end-users, independent sales agencies and representatives, electrical supply companies, as well as internal marketing and direct sales force.

We have approximately 270 full-time employees and maintain sales and distribution operations in the United States. Our principal executive offices are located at 177 Broad Street, 12th Floor, Stamford, Connecticut 06901.

1.2    Products Overview

Revolution addresses lighting solutions across a variety of categories including:

•	Interior Luminaires and retrofit kits

•	High- and Low-Bay Fixtures

•	Linear Tube Lighting

•	Lamps

•	Street and Area Lighting

•	Flood Lighting

•	Garage and Parking Area Lighting

•	Wall Packs & Washers

•	Signage, Media & Accent Lighting

•	Lighting Control Systems

These categories encompass extensive product solutions with various sizes, shapes, color-temperature choices, light angles, lens options, and wattages. Applications for our products include interior use, outdoor use, new fixture installation, retrofit installation, smart grid control systems and integration of our LED technology into custom applications.

We offer Buy American Act (“BAA”) compliant LED lighting solutions, which are manufactured to meet Level 3 (USA) requirements for procurement under the BAA, Section 1605. Our featured BAA compliant LED lighting products include our four (4) foot SEP LED PC tubes, four (4) foot Uni-Fit ballast ready tubes and our four (4) foot SEP LED nano polycarbonate plastic tubes.

1.3    Supply Chain Overview

We design and engineer our products, and we outsource a significant portion of the manufacture and assembly of our products to a number of contract manufacturers both domestically and internationally. These contract manufacturers purchase components that we specify, and provide the necessary facilities and labor to manufacture our products. We leverage the strength of the contract manufacturers, and allocate the manufacturing of specific products to the contract manufacturer best suited to the task. Quality control and lot testing is conducted in our facilities in Simi Valley, California where we also assemble and manufacture certain of our products.

Some of our products use a custom LED package and are sourced from a limited number of suppliers. Although we currently are dependent on these suppliers, we believe that, if necessary, alternative sources of supply could be found. However, any interruption or delay at our third-party manufacturers or in the supply of the components, or in our ability to obtain components from alternate sources at acceptable prices in a timely manner, could harm our business, financial condition and results of operations.

It is not practical to conduct a survey of all of our suppliers; therefore, we believed a good faith reasonable due diligence approach was to conduct a survey of substantially all of our direct suppliers. In designing our due diligence approach, we assessed our industry to confirm that this risk-based approach is consistent with the approach of our peers in addressing the Rule.

This Report includes:

•	a description of the measures we took to exercise due diligence on the Conflict Minerals’ source and chain of custody;

•	a description of the products manufactured or contracted to be manufactured that contain Conflict Minerals;

•	the facilities used to process the Conflict Minerals, if known;

•	the country of origin of the Conflict Minerals, if known; and

•	the efforts to determine the mine or location of origin.

Because of our size, the breadth and complexity of our products, and constant evolution of our supply chain, it is difficult to identify sources upstream from our direct suppliers and our manufacturers. Accordingly, we participate in a number of industry-wide initiatives described in Section 2 of this Report.

1.4    Conflict Minerals Policy

On October 22, 2013, and amended effective May 31, 2016, we adopted the conflict minerals policy statement set forth below (the “CM Policy”):

Revolution Lighting Technologies, Inc. supports the goals expressed by Congress in enacting Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act: to help end the human rights abuses in the Democratic Republic of the Congo and adjoining countries that are being financed by the exploitation and trade of “conflict minerals” by armed groups in the region. Congress and the U.S. Securities and Exchange Commission have defined “conflict minerals” as columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tantalum, tin and tungsten. The U.S. Secretary of State could expand this list of derivatives in the future. Revolution Lighting Technologies, Inc. is committed to the ethical sourcing of minerals used in our products. We conduct regular inquiries of our suppliers to determine if any conflict minerals are used in our products or components. We expect our suppliers to conduct the same inquiry with their own suppliers. On an annual basis we conduct a survey of key suppliers utilizing the Conflict Free Smelter Initiative (CFSI) template that is available to the public on the CFSI website (http://www.conflictfreesourcing.org/conflict-minerals-reporting-template/). We evaluate our relationships with our suppliers after analyzing the results of our due diligence efforts. Our goal is for our products and components to be “conflict free.”

Our CM Policy is publicly available on our website, www.rvlti.com, by following links to “Investor Relations,” “Governance,” “Governance Documents,” “Conflict Minerals Policy.”

2.    Due Diligence Process

2.1    Design of Due Diligence

Our due diligence measures on the source and chain of custody of our Conflict Minerals are designed to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

2.2    Management Systems

As described above, we have adopted the CM Policy, which is posted on our website, www.rvlti.com, by following links to “Investor Relations,” “Governance,” “Governance Documents,” “Conflict Minerals Policy.”

Internal Team

Each of our subsidiaries has designated employees who are responsible for communicating with our direct suppliers and manufacturers to collect the requisite information for compliance with the Rule. The employees are responsible for the annual survey conducted of the suppliers. In addition, as we continue to develop our process, we will look to add periodic discussions with key suppliers to ensure nothing has changed in the manufactures product sourcing. The designated employees, in turn, report the results to James A. DePalma, our Chief Financial Officer, and our outside counsel. We utilize the Conflict Free Sourcing Initiative (“CFSI”) Conflict Mineral Reporting Template to collect, manage, aggregate, and report Conflict Minerals information, which we believe is an industry standard practice.

Control Systems

Our supply chain is complex and includes many third parties between our direct suppliers and the original sources of the Conflict Minerals. As a result, we do not purchase Conflict Minerals directly from smelters or refiners and, therefore, do not have a direct relationship with smelters and refiners. In addition, we outsource a significant portion of the manufacture and assembly of our products to a number of contract manufacturers both domestically and internationally and do not have direct relationships with the suppliers of our manufacturers. We utilize the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiatives (“EICC-GeSI”), which is an industry-wide initiative to disclose upstream sources in the supply chain. Our employees are expected to comply with our Code of Business Conduct and Ethics.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have provided education for our suppliers that are not required to be compliant with the Rule and encouraged our supply base to utilize EICC-GeSI, which is made available to them on a cost-free basis.

Grievance Mechanism

Our employees and others acting on behalf of the Company, either directly or anonymously, may report misconduct, raise issues or ask questions, including with respect to any questionable accounting, internal control or auditing matters, concerning the Company. Reports may be made confidentially and/or anonymously through the Company’s Whistleblower Hotline, telephone 855-791-1346, or online at https://secure.ethicspoint.com/domain/media/en/gui/38491/index.html.

Stockholders or any other interested party may communicate with the Company’s Board of Directors by mailing a communication to the entire Board or to one or more individual directors, in care of the Secretary, Revolution Lighting Technologies, Inc., 177 Broad Street, Stamford, Connecticut 06901. All communications from stockholders to Board members (other than communications soliciting the purchase of products and services) will be promptly relayed to the Board members to whom the communication is addressed. All communications will be received and processed by the Secretary of the Company. Unless indicated otherwise, communications about accounting, internal control and audits will be referred directly to the Audit Committee.

Maintain Records

Our current policy is to retain all relevant documentation concerning our Conflict Minerals due diligence indefinitely.

2.3    Identify and Assess Risk in the Supply Chain

Because of our size, the breadth and complexity of our products, and constant evolution of our supply chain, it is difficult to identify sources upstream from our direct suppliers. Accordingly, we participate in a number of industry-wide initiatives as described above.

We have identified our direct suppliers and we rely on these suppliers, whose components may contain Conflict Minerals, to provide us with information about the source of such Conflict Minerals contained in the components supplied to us. Our direct suppliers and contract manufacturers are similarly reliant upon information provided by their suppliers, many of which are also subject to the Rule.

2.4    Design and Implement a Strategy to Respond to Risks

As part of our risk management plan, to ensure suppliers understand our expectations, we have included our CM Policy on our website. This practice also helps us to ensure that our employees are knowledgeable of the Rule and have the ability to inform our suppliers of the Rule.

As described in our CM Policy, if we have reason to believe any of our suppliers are supplying us with Conflict Minerals from sources that may support conflict in any of the Covered Countries we would work with them to establish an alternative source of such Conflict Minerals that does not support such conflict, as provided in the OECD guidance. During the Reporting Period and as of the date hereof, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

2.5    Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with smelters and refiners and do not perform or direct audits of these entities within our supply chain. As noted in our policy, we expect each of our suppliers to perform similar inquiry of their supply chain to ensure it is not using conflict minerals.

2.6    Report Annually on Supply Chain Due Diligence

We have filed this Report as part of our Specialized Disclosure Report on Form SD for calendar year 2017. We have also made a copy of this Report for calendar year 2017 publicly available on our corporate website at www.rvlti.com.

3.    Due Diligence Results

Requested Information

We conducted a survey of substantially all of our direct suppliers utilizing the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide materials within a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of Conflict Minerals included in a company’s products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on EICC’s website. We understand that the Template is being used by many companies in their due diligence processes related to Conflict Minerals.

Survey Responses

We reviewed the responses received against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. Where further engagement was necessary, we worked directly with these suppliers to provide us with revised responses. In connection with our due diligence, we found no instances where it was necessary to terminate a contract or find a replacement supplier.

Efforts to Determine Facilities Used, Country of Origin and Mine or Location of Origin

As a result of our due diligence efforts, we did not receive sufficient information from our direct suppliers to determine the facilities used to process the Conflict Minerals provided by such suppliers, the countries of origin of such Conflict Minerals, or the mines or locations of origin of such Conflict Minerals.

Through our participation in CFSI, the OECD implementation programs, and requests to our suppliers to complete the Template, we have determined that seeking information about smelters and refiners that may be included in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of any Conflict Materials that may be used in our products.

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